Exhibit 99.1

Nouveau Monde and Mason Graphite Announce Strategic Investment and Conditional Option and Joint Venture Agreement on Lac Guéret Project

MONTRÉAL--(BUSINESS WIRE)--May 16, 2022--Nouveau Monde Graphite Inc. (“NMG”) (NYSE: NMG) (TSX-V: NOU) and Mason Graphite Inc. (“Mason Graphite”) (TSX-V: LLG) (OTCQX: MGPHF) are pleased to announce that they have entered into an investment agreement (the ”Investment Agreement”) with a view towards the development and operation of Mason Graphite’s Lac Guéret property (the “Property”).

Highlights include:

  On closing, NMG and Mason Graphite to enter into an option and joint venture agreement (the “Option and JV Agreement”) pursuant to which the parties will collaborate to advance the Property, based in Québec, Canada, with a view to form a joint venture (the “Joint Venture”);
  NMG to make a concurrent equity investment in Mason Graphite of an aggregate amount of up to C$5.0 million payable in two instalments (the “Equity Investment”, and together with the formation of the Joint Venture, the “Transaction”);
  Conditions for the formation of the Joint Venture include: (i) a minimum of C$10.0 million of expenditures from NMG on the Property, and (ii) the completion of an updated feasibility study on the Property based on an estimated production scale of a minimum of 250,000 tonnes per annum of graphite concentrate, to be ascertained based on customer demand as well as technical and environmental possibilities. The latest feasibility study published by Mason Graphite is based on 51,900 tonnes per annum;
  Assuming the exercise of the option and formation of the Joint Venture, NMG’s and Mason Graphite’s interest in the Joint Venture to be 51% and 49%, respectively, and NMG to be appointed as operator of the Joint Venture;
  Joint Venture to be funded by NMG and Mason Graphite on a pro rata basis; failure to fund work program commitments in the Joint Venture to result in a 1% dilution for each unfunded tranche of C$5.0 million;
  The Joint Venture will have full access to NMG’s Phase-1 natural graphite flake concentrator plant currently in operation in Saint-Michel-des-Saints, Québec (the “Demonstration Plant”) in order to accelerate the qualification and commercialization of its graphite, which has been proven instrumental as per NMG’s recent successful experience. To date, NMG has invested approximately C$30.0 million in the Demonstration Plant;
  The Joint Venture will benefit from NMG’s depth of personnel and commercialization capabilities; NMG currently employs nearly 100 full-time employees, most of whom are focused exclusively on graphite advanced materials, making it one of the largest natural graphite-focused organizations in North America and the ideal partner for the project;
  The Property is notably sizable, with a total Measured and Indicated Resource of 65.5 million tonnes grading 17.2% Cg, and carries one of the highest grades of graphite ore globally with a Proven and Probable Reserve totalling 4.7 Mt grading 27.8% Cg (See Mason Graphite’s press release dated September 25, 2015). Mason Graphite received the governmental authorization for the Property, via the issuance of the Decree 608-2018 by the Québec Government;
  NMG and Black Swan Graphene Inc. (“Black Swan”), a subsidiary of Mason Graphite, intend to enter into a non-binding letter of intent for the implementation of Black Swan’s graphene processing technology in NMG’s Demonstration Plant, which has a design throughput of 3.5 tonnes of ore per hour (tph), the equivalent nameplate production capacity of approximately 1,000 tonnes of graphite concentrate per annum, using NMG’s ore grading an average of 4.5% graphitic carbon, in order to establish a fully integrated facility from graphite ore to graphene finished products; and
  The entering into of the Option and JV Agreement is subject to the approval of the TSX Venture Exchange (the “TSX-V”) and the shareholders of Mason Graphite at a special meeting of shareholders of Mason Graphite to be called and expected to be held on or about the first week of July 2022.

Mr. Pierre Fitzgibbon, Québec’s Minister of Economy and Innovation, commented: “The partnership announced today has the potential to propel Québec's graphite industry on the world stage and consolidate its position as a leader in North America. I am proud to support these projects. By combining the strengths of the two most advanced projects in North America, both of which located in Québec, we are solidifying our battery value chain. These projects contribute to our ambition to build an integrated value chain, from mining to recycling, and to position Québec at the forefront of electrification.”

Mr. Fahad Al-Tamimi, Chairman of the Board of Directors of Mason Graphite and Mason Graphite’s second largest shareholder1, added: “I am delighted to see the creation of this alliance, which combines and leverages the best attributes of the North American graphite industry in support of the ambitious vision of the Government of Québec. Today’s announcement is not only great for all stakeholders, but for the entire Province of Québec and the world. Furthermore, the potential for Black Swan Graphene, a Mason Graphite subsidiary, to establish itself in NMG’s graphite processing facility in Québec should greatly accelerate the path towards large scale graphene production and is sure to create considerable value for the shareholders of Mason Graphite.”

Mr. Eric Desaulniers, Founder, President and CEO of NMG concluded: “The Matawinie and the Lac Guéret deposits are instrumental in establishing a strong, meaningful and resilient local supply of lithium-ion anode material to cater to the electric vehicle (“EV”) market expansion in the Western World and beyond. This transaction has the potential to strengthen our phased development approach and provide us with significant volumes, therefore indicating to our large prospective tier-1 customers that we have a robust and realistic growth strategy and the ambition of being their preferred supplier for the generation to come. Team Nouveau Monde and I are eager for the opportunity to help developing the Lac Guéret asset into a world-class project.”

NMG’s Depth and Capabilities

NMG enjoys an impressive depth of personnel and has demonstrated commercialization capabilities, which are fundamental requirements in the industry. NMG currently employs nearly 100 full-time employees and dedicated experts focused on graphite advanced materials, including 7 PhDs, 3 MSc, and 22 engineers, totalling decades of experience in graphite production with leading operators. This unique profile makes NMG one of the largest natural graphite-focused organizations in North America and the ideal partner for the project.

The Lac Guéret Graphite Property

The Property, located 285 kilometres north of Baie-Comeau, Québec consists of 74 claims covering 4,000 ha (40 km2) and is easily accessible year-round by main logging roads via the highway 389.

In 2018, Mason Graphite received the governmental authorization for the project, via the issuance of the Decree 608-2018 by the Québec Government. Under the Québec Environment Quality Act, this governmental authorization is the main permit required prior to commencing construction activities. The Mushalakan Impact Benefit Agreement was signed in June 2017 with the First Nation Community of Pessamit, located 60 kilometres west of Baie-Comeau. As part of the important work in the upcoming weeks, the Pessamit community and all local stakeholders will be met and consulted in the redesign process of the Property.

Considering the potential of the asset beyond the scope of production previously established and the rapidly evolving graphite market dynamics, NMG will undertake to publish an updated feasibility study on the Property based on graphite concentrate production of a minimum of 250,000 tonnes per annum, which is to be ascertained based on customer demand and technical & environmental possibilities.

Total Mineral Resources*				Mineral Reserves*
Resources Category	Tonnage (tonnes)	%Cg	Graphite (tonnes)	Ore Category	Tonnage (tonnes)	%Cg	Graphite (tonnes)
Measured	19,021,000	17.9	3,404,000	Proven	2,003,000	25.1	502,000
Indicated	46,519,000	16.9	7,862,000	Probable	2,738,000	29.8	815,000
Measured + Indicated	65,540,000	17.2	11,266,000	Proven + Probable	4,741,000	27.8	1,317,000
Inferred	17,613,000	17.3	3,404,000	*: Cut-off grade of 6.00% Cg
*: Cut-off grade of 5.75% Cg

See NI 43-101 Technical Report: Feasibility Study Update of the Lac Guéret Graphite Project, Québec, Canada dated December 11, 2018 (the “Technical Report”) for more details.

Based on Mason Graphite’s updated Feasibility Study dated December 5, 2018, the Property has Mineral Reserves of 4.7 million tonnes with an average grade of 27.8% Cg and has pit-constrained Minerals Resources, which is available beyond the current project life of 25 years, of 58.0 million tonnes grading 16.3% Cg. The Mineral Reserves are the basis of the 25 years mine life presented in Mason’s Graphite updated feasibility study, and are not included in the pit-constrained Measured and Indicated Mineral Resources of 58.0Mt grading 16.3% Cg, which have an equivalent drilling definition.

NMG C$5-Million Equity Investment in Mason Graphite

Pursuant to the Investment Agreement, NMG has agreed to subscribe to common shares of Mason Graphite for an aggregate purchase price of C$5 million, with (i) C$2.5 million of which to be subscribed and payable upon the execution of the Option and JV Agreement (the “Initial Shares”) at a price per Initial Share of $0.50 (the “Initial Share Price”), which is equal to the 20-day volume weighted average price of Mason Graphite’s common shares on the TSX-V prior to the execution of the Investment Agreement, and which represents a premium of approximately 10% over the closing price of Mason Graphite’s common shares on the TSX-V on May 13, 2022, and (ii) C$2.5 million of which to be subscribed when NMG exercises its option under the Option and JV Agreement and becomes the owner of a 51% interest in the Property (the “Option Shares”, and collectively with the Initial Shares, the “JV Shares”), as applicable, at a price per Option Share equal to the 20-day volume weighted average price of Mason Graphite’s common shares on the TSX-V on the day prior to the earlier of (1) the joint announcement by Mason Graphite and NMG of the exercise by NMG of its option to become the owner of a fifty-one percent (51%) undivided interest in the Property, or (2) the joint release by Mason Graphite and NMG of the results of a NI 43-101 (as defined below) bankable feasibility study with respect to the Property. The Option Share price is subject to a floor price equal to the Initial Share Price. The JV Shares will be subject to a hold period of four months and a day pursuant to applicable securities laws. The subscription of the JV Shares by NMG is conditional to the TSX-V approval.

The Equity Investment is subject to standard closing conditions.

Option and JV Agreement

Under the Option and JV Agreement, Mason Graphite will grant an option to NMG to acquire a 51% interest in the Property to be exercisable by NMG (i) through the incurrence of work expenditures, including, but not limited to, the treatment of ores, concentrates, and other mineral products at NMG’s Demonstration Plant aggregating a minimum of C$10.0 million (the “Option Expenditure Threshold”) in respect of the exploration, development, mining, production, commercialization and sale of products in direct relation to the Property (the “First Option Condition”) as soon as reasonable and, subject to the Option Extension (as defined below), within twenty-four (24) months from the execution of the Option and JV Agreement (the “First Option Condition Deadline”), and (ii) the preparation of (a) a NI 43-101 preliminary economic assessment, with an increased project capacity from 52,000 tonnes per annum to a minimum of 250,000 tonnes per annum, within 6 months following the execution of the Option and JV Agreement, and (b) a NI 43-101 bankable feasibility study within 18 months following the execution of the Option and JV Agreement (collectively, the “Second Option Condition”). If prior to the First Option Condition Deadline, NMG has satisfied the First Option Condition and is, in the reasonable opinion of NMG and Mason Graphite, working diligently and continuously towards satisfying the Second Option Condition, the parties shall agree in writing to extend the deadline to satisfy the Second Option Condition for successive periods of six (6) months and ending no later than thirty-six (36) months from the execution of the Option and JV Agreement (the latest of such periods, the “Option Deadline”). Any expenditures incurred to satisfy the Second Option Condition above the Option Expenditure Threshold will be assumed by NMG, and unless otherwise mutually agreed to by the parties in writing, a failure by NMG to satisfy the Second Option Condition prior to the Option Deadline will be deemed to be an election by NMG not to have exercised its option to become the owner of a 51% interest in the Property and will result in the automatic termination of the Option and JV Agreement.

The Joint Venture will be formed if NMG exercises its option and becomes the owner of a 51% interest in the Property. The Joint Venture will be formed with the objective of further exploring the Property and, if deemed warranted by NMG and Mason Graphite, of developing, constructing, and operating a mine on the Property or a part of it, and commercializing the minerals derived therefrom. The Joint Venture will also have full and continuous access to NMG’s Demonstration Plant and the expertise of NMG in order to support the commercialization of the graphite derived from the Property.

Product Commercialization

Pursuant to the Option and JV Agreement, if NMG and Mason Graphite elect to commercialize the minerals produced from the Property, they will enter into a distribution and purchase agreement pursuant to which (i) any purchase of the graphite produced by the Property by NMG and Mason Graphite to service the respective second transformation businesses of NMG and Mason Graphite will be made at the market’s prevailing price and allocated in accordance with their respective interest in the Joint Venture, and (ii) NMG will be appointed as a selling agent to sell graphite to third parties in the open market, with any proceeds from such sales, less any recoverable expenses of NMG as selling agent, to be allocated between NMG and Mason Graphite in accordance with their respective interest in the Joint Venture.

Non-Binding Letter of Intent Between NMG and Black Swan

NMG and Black Swan, a subsidiary of Mason Graphite, intend to enter into a non-binding letter of intent for the implementation of Black Swan’s graphene processing technology in NMG’s Demonstration Plant, which has a design throughput of 3.5 tonnes of ore per hour (tph), the equivalent nameplate production capacity of approximately 1,000 tonnes of graphite concentrate per annum, using NMG’s ore grading an average of 4.5% graphitic carbon, in order to establish a fully integrated facility from graphite ore to graphene finished products. Under the letter of intent, the parties will endeavour to negotiate and enter into a sub-lease and services agreement pursuant to which (i) NMG will sub-lease space located at its Demonstration Plant to Black Swan for the manufacture of exfoliated defect-free, non-oxidised 2-D materials, including Graphene Nano Platelets, and laboratory testing activities thereon, and (ii) NMG will provide certain services to Black Swan on an “as needed” basis.

Mason Board Evaluation Process

Over the last twelve months, the Board of Directors of Mason Graphite (the “Mason Board”) evaluated a broad set of strategic alternatives aimed at enhancing shareholder value given the project’s advancement and current economical landscape, together with its prevailing financial situation and the price of its common shares. Further to the process conducted by the Mason Board, it was determined that, subject to the conditions set forth in the Option and JV Agreement, entering into a Joint Venture with NMG is in the best interests of Mason Graphite and its shareholders. The Mason Board, after consultation with Mason Graphite’s financial and legal advisors, based its determination and recommendation on a number of factors, including, among other things:

  NMG’s impressive depth of personnel and demonstrated commercialization capabilities, including with EV and battery makers, which are fundamental requirements in the graphite industry and paramount to pursue and realize the full potential of the Property;
  The access by the Joint Venture to NMG’s Demonstration Plant, which has an estimated value of $30 million; and
  The overall view of the Transaction being the best path forward to advance the project, including access to funding by each party, and potential synergies in funding capacity.

The Mason Board obtained a fairness opinion from Paradigm Capital Inc., acting as financial advisors to Mason Graphite, to the effect that, as at May 15, 2022, subject to specified assumptions, limitations, and qualifications, the entering into of the Option and JV Agreement is fair, from a financial point of view, to Mason Graphite.

Regulatory and Shareholder Approval

The closing of the transaction contemplated under the Investment Agreement, including the execution of the Option and JV Agreement, is contingent upon and subject to the approval of the TSX-V and the shareholders of Mason Graphite at a special meeting of shareholders of Mason Graphite to be held on or about the first week of July 2022 and other standard closing conditions. The Mason Board recommends to the shareholders of Mason Graphite that they vote in favour of the resolution to be presented at the special meeting.

Consent of Qualified Person

The technical information contained in this press release has been reviewed and approved on behalf of NMG and Mason Graphite by Mr. Will Randall, P.Geo, who is a Qualified Person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects) (“NI 43-101”). Further information about the Property, including a description of key assumptions, parameters, methods and risks, is available in the Technical Report available on SEDAR.

About Mason Graphite Inc.

Mason Graphite is a Canadian corporation focused on the production and transformation of natural graphite. Its strategy includes the development of value-added products, notably for green technologies like transport electrification. The company also owns 100% of the rights to the Lac Guéret deposit, one of the richest graphite deposit in the world. The company is also the largest shareholder of Black Swan Graphene. For more information: www.masongraphite.com.

About Nouveau Monde Graphite Inc.

NMG is striving to become a key contributor to the sustainable energy revolution. The company is working toward developing a fully integrated source of carbon-neutral battery anode material in Quebec, Canada, for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable environmental, social and governance (ESG) standards, NMG aspires to become a strategic supplier to the world's leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. NMG is listed on the NYSE under the symbol “NMG” and on the TSX-V under the symbol “NOU”.

About Black Swan Graphene Inc.

Black Swan is a Canadian private company focusing on the large-scale production and commercialization of patented high-performance and low-cost graphene products aimed at several industrial sectors, including concrete, polymers, Li-ion batteries, and others, which are expected to require large volumes of graphene and, in turn, require large volumes of graphite. Black Swan aims to leverage the low cost and green hydroelectricity of the province of Québec as well as the proximity of the eventual graphite production site in Québec in order to establish a fully integrated supply chain, reduce overall costs, and accelerate the deployment of graphene usage. For more information: www.blackswangraphene.com.

Nouveau Monde Graphite Inc. on behalf of the Board of Directors:
“Eric Desaulniers”, President and CEO
Nouveau Monde Graphite Inc.

Mason Graphite Inc. on behalf of the Board of Directors:
“Peter Damouni”, Executive Director
Mason Graphite Inc.

Cautionary Statements Regarding Disclosure about a Mining Project

The Mineral Reserves are the basis of the 25 years mine life of the feasibility study published by Mason Graphite in September 2015 (updated on December 5, 2018) and are not included in the “in-pit” Measured and indicated Mineral Resources of 58.0Mt grading 16.3% Cg (which have an equivalent drilling definition). The Mineral Reserves and the “in-pit” Mineral Resources are included in the total Measured and Indicated Mineral Resources of 65.5 Mt grading 17.2% Cg (19.0 Mt of Measured Resources grading 17.9% Cg and 46.5 Mt of Indicated Resources grading 16.9% Cg) that were reported in Mason Graphite’s press release dated December 5, 2018. The reference point for the Mineral Reserves Estimate is the mill feed. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability and were not included in the mine life or the economics of the feasibility study. Environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues may materially affect the estimate of Mineral Resources. The same issues would need to be considered when conducting an eventual economic evaluation in order to classify the In-Pit Mineral Resources as Mineral Reserves. In addition, there can be no assurance that Mineral Resources in a lower category may be converted to a higher category, or that Mineral Resources may be converted to Mineral Reserves.

The Mineral Reserves and the “in-pit” Mineral Resources are included in the total Measured and Indicated Mineral Resources of 65.5 Mt grading 17.2% Cg (19 Mt of Measured Resources grading 17.9% Cg and 46.5 Mt of Indicated Resources grading 16.9% Cg) that were reported in Mason Graphite’s press release dated December 5th, 2018. The Mineral Reserves are the basis of the 25-year mine life of the feasibility study published on September 25, 2015 (updated on December 5th, 2018) and are not included in the “in-pit” Measured and Indicated Mineral Resources of 58.0 Mt grading 16.3% Cg (which have an equivalent drilling definition). The reference point for the Mineral Reserves estimate is the mill feed. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability and were not included in the mine life or the economics of the feasibility study. Environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues may materially affect the estimate of Mineral Resources. In addition, there can be no assurance that Mineral Resources in a lower category may be converted to a higher category, or that Mineral Resources may be converted to Mineral Reserves.

The mineral resource and mineral reserve estimates contained in this press release have been prepared in accordance with the requirements of securities laws in effect in Canada, including NI 43‑101, which governs Canadian securities law disclosure requirements for mineral properties. These standards differ from the requirement of the U.S. Securities and Exchange Commission (the “SEC”) and resource and reserve information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of Canadian and United States securities legislation. All information contained herein that is not clearly historical in nature including, but not limited to the statements describing the proposed entering into of the Option and JV Agreement, the completion and publication of an updated feasibility study, the proposed Equity Investment and formation of the Joint Venture, the intended development and operation of the Property, NMG’s and Mason Graphite's potential contribution to the strengthening of the battery value chain in Québec, the potential creation of a fully integrated facility from graphite ore to graphene finished products, the potential commercialization of the products resulting from the Joint Venture and the potential entering into of a distribution and purchase agreement, the potential benefits of the proposed transactions and initiatives described in this press release, the companies’ plans, objectives, expectations and intentions, the anticipated timeline and closing of the transactions described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite Inc.”, “About Mason Graphite Inc.” and “About Black Swan Graphene Inc.” paragraphs and elsewhere in the press release which essentially describe NMG’s and Mason Graphite’s outlook and objectives constitute forward-looking information. Generally, such forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Mason Graphite to be materially different from those expressed or implied by such forward-looking information, including but not limited to: (i) the risks related to the approval of the shareholders of Mason Graphite, the risks related to the approval of the Transaction and the subscription of the JV Shares by the TSX-V and other risks related to the satisfaction of the conditions to closing the Transaction, (ii) general risks related to the completion of the Transaction, (iii) the risks related to the formation of a joint venture, such as the Joint Venture with NMG, (iv) volatile stock price; (v) the general global markets and economic conditions; (vi) the possibility of write-downs and impairments; (vii) the risk associated with exploration, development and operations of mineral deposits; (viii) the risk associated with establishing title to mineral properties and assets; (ix) the risks associated with entering into joint ventures; (x) fluctuations in commodity prices; (xi) the risks associated with uninsurable risks arising during the course of exploration, development and production; (xii) competition faced by the Joint Venture in securing experienced personnel and financing; (xiii) access to adequate infrastructure to support mining, processing, development and exploration activities; (xiv) the risks associated with changes in the mining regulatory regime governing the Joint Venture; (xv) the risks associated with the various environmental regulations the Joint Venture is subject to; (xvi) risks related to regulatory and permitting delays; (xvii) risks related to potential conflicts of interest; (xviii) the reliance on key personnel; (xix) liquidity risks; (xx) the risk of potential dilution through the issuance of common shares; (xxi) the companies do not anticipate declaring dividends in the near term; (xxii) the risk of litigation; and (xxiii) risk management. There can be no assurance that forward-looking information will prove to be accurate. NMG and Mason Graphite disclaim any intention or obligation to update or revise any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law.

A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the sections thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR www.sec.gov.

Additional Information

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding NMG and Mason Graphite is available in the SEDAR database (www.sedar.com), and for United States readers, in the case of NMG, on EDGAR (www.sec.gov), and on NMG’s website at: www.NMG.com and on Mason Graphite’s website at: www.masongraphite.com.

__________________________
1 As of the date of this press release, Mr. Al-Tamimi beneficially owns 13,517,337 common shares of Mason Graphite, representing approximately 9.9% of the issued and outstanding common shares of Mason Graphite.

Contacts

Nouveau Monde Graphite Inc.

MEDIA
Julie Paquet
Vice President, Communications & ESG Strategy
jpaquet@nmg.com
+1 450-757-8905 extension 140

INVESTORS
Marc Jasmin
Director, Investor Relations
mjasmin@nmg.com
+1 450-757-8905 extension 993

Mason Graphite Inc.
Paul Hardy, VP Corporate Development, at phardy@masongraphite.com or +1 416 844-7365; 3030, boulevard Le Carrefour, Suite 600, Laval, Québec, H7T 2P5, Canada